Exhibit 99.1

ASX RELEASE

13 October 2023

SHAREHOLDER COMMUNICATION ON

THE DE-LISTING PROCESS

Sydney, 13 October 2023 – Kazia Therapeutics Limited (Kazia or the Company) NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, refers to its Announcement released to the ASX on 11 October 2023 titled “Kazia announces voluntary delisting from ASX”.

In accordance with ASX Listing Rule 3.17, please find attached copies of the following documents being sent to Shareholders today:

•	A letter giving information about the de-listing process and the options available to Shareholders; and

•	An ADS Conversion Facility Election Form.

Updated Timetable

The Company also advises that an updated timetable for the de-listing is set out below:

Event	Indicative Date*
Notification of intention to delist	11 October 2023
Despatch of letters and ADS Conversion Facility election forms to shareholders	13 October 2023
Closing Date: Participation in ADS Conversion Facility	13 November 2023
Last day for trading of the Company’s Shares on ASX	13 November 2023
Completion of removal of the Company from the Official List of the ASX	15 November 2023

*Dates and times are indicative only and subject to change by the Company or ASX.

This announcement was authorised for release by the Company Secretary.

Enquiries:

cosec@companymatters.com.au

Board of Directors

Dr John Friend Interim Executive Chair and Chief Executive Officer

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Ms Ebru Davidson Non-Executive Director

Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the FDA in August 2020. Paxalisib was also awarded Fast Track Designation (FTD) in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A Phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward- looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to Kazia’s executive leadership changes, and related to the impact of global economic conditions.. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.